

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 12, 2009

<u>Via U.S. Mail and Facsimile</u>

Kene Ufondu
Chief Executive Officer
Dove Energy Inc.
Western Corp. Business Centre, Suite 700
205 5th Avenue, SW,
Calgary, Alberta
Canada T2P 2V7

> **Re: Dove Energy Inc.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed December 10, 2008**
> **File No. 0-53479**

Dear Mr. Ufondu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

General

1.   The Form 20-F registration statement will become automatically effective 60 days
        from the date of the first filing. Upon effectiveness, you will become subject to
        the reporting requirements of the Securities Exchange Act of 1934, even if we
        have not cleared all comments. As this is a voluntary filing, you may withdraw
        the filing so that it does not become effective in a deficient form. Please contact
        us if you need to discuss this alternative.

2.   You will expedite the review process if you address each portion of every
        numbered comment that appears in this letter. Provide complete responses and,
        where disclosure has changed, indicate precisely where in the marked version of
        the amendment you file we will find your responsive changes. Similarly, to
        minimize the likelihood that we will reissue comments, please make
        corresponding changes where applicable throughout your document. For
        example, we might comment on one section or example, but our silence on
        similar or related disclosure elsewhere does not relieve you of the need to make
        appropriate revisions elsewhere as appropriate.

3.   Please provide updated disclosure with each amendment and that the disclosure is
        consistent throughout the filing. For example, we note that you have provided
        financial information for the nine months ended September 30, 2008, but that at
        page 19 you state that you had "$30,399.20 of oil/gas production revenue during
        the first quarter of Fiscal 2008 and, anticipate[] about $91,197.60 in oil/gas
        production revenue for the remainder of Fiscal 2008."

4.   Please assure that the information in your filing is consistent with the information
        disclosed on your website. For example, we note your statement at page 19 that
        you have "interests in a total of 13 Mineral/Surface leases located in south east
        Alberta, Canada," and the statement on your website that "Dove has strategically
        acquired high interests in 15 sections of land in South East Alberta."

Facing Sheet

5.   This section has been amended by Release No. 33-8879: Acceptance from
        Foreign Private Issuers of Financial Statements Prepared in Accordance with
        International Financial Reporting Standards without Reconciliation to U.S.
        GAAP, effective March 4, 2008. As such, you are required to identify by check
        mark the basis of accounting you have used to prepare the financial statements
        included in your filing. Please modify the facing sheet as appropriate.

Forward-Looking Statements, page 5

6.   We note your statement at page five that you would like to "take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995." However, the safe harbor for forward-looking statements provided by Section 21E of the Exchange Act is not available to penny stock issuers. In this regard, we note your disclosure at page 15 that your common shares are subject to the "Penny Stock" Rules. Please revise to remove any reference to the safe harbor for forward-looking statements from the registration statement. See also our comment number 15 below.

7.   Please remove the word "will" from the list of words identifying forward-looking statements.

Selected Financial Data, page 7

8.   Please expand your table to include comparative data for the interim periods provided, as required by Item 3.A.1 of Form 20-F. In this regard, if selected financial data for interim periods is provided, comparative data from the same period in the prior financial year shall also be provided, except that the requirement for comparative balance sheet data is satisfied by presenting the year end balance sheet information.

9.   Please modify the column description for the selected financial data for the period reflected as 'Year Ended Dec. 31, 2005' to clearly indicate the column represents the period from inception (February 15, 2005) to December 31, 2005.

Risk Factors, page 10

10.   Please avoid statements that mitigate the risk you present. For example, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly.

11.   Please revise the subheadings to your risk factors so that, rather than merely stating a fact, they disclose the risk to the company or an investor. Also, note that it is not sufficient to merely state that your business, operations, or revenues may be adversely affected. For example, the risk factors "Our ability to continue as a going concern," "Control by Existing Shareholders; Anti-Takeover Effects," "No Established Public Trading Market," and "Possible Volatility of Stock Price" require revision.

12.   Please include a risk factor addressing the fact that some of your officers will devote less than 100% of their time to your business.

<u>If capital is not available to us to fund future operations, we will not be able to pursue our business plan and operations would come to a halt and our common shares would be nearly worthless, page 11</u>

13.   We note your statement that you "will require substantial additional capital to participate in the development of [y]our properties which have not had any production of oil or natural gas …" However, we note contrasting disclosure on page 19 within MD&A that "The Company had $169,343.58 of oil/gas production revenue during Fiscal 2007; $30,399.20 of oil/gas production revenue during the first quarter of Fiscal 2008 and, anticipates about $91,197.60 in oil/gas production revenue for the remainder of Fiscal 2008." Please modify your disclosure under this heading to be consistent with your current operational status.

<u>History and Development of the Company, page 18</u>

14.   Please clarify and expand your reference to the Nisku oil accumulation in its assets.

<u>Business Overview, page 19</u>

15.   Please indicate in this section that you have three wells producing gas that currently provide revenue to the Company and that have historically provided revenue to the Company.

<u>Property, Plant and Equipment, page 21</u>

16.   Please define geologic or technical terms not understood by the average investor, or if such terms cannot be defined in the text, include a glossary of such terms.

<u>Controls and Procedures, page 27</u>

17.   You are not required to provide disclosure regarding internal control over financial reporting or disclosure controls and procedures in a registration statement. To the extent you retain such disclosure, please render a conclusion as to the effectiveness of your internal control over financial reporting and disclosure controls and procedures. Please also note that the certifications you provide are not required to be filed with a registration statement, but that if you retain the certifications you will have to retain the disclosure in this section and provide conclusions as to effectiveness. Lastly, if you retain disclosure regarding internal control over financial reporting and disclosure controls and procedures please move it to a more appropriate portion of the filing.

Management's Discussion and Analysis of Financial Condition, page 27

18.   Please provide a discussion of your operating results for the interim periods for which you provide financial statements.

19.   Please update your discussion under this heading for your results for the quarterly period ended September 30, 2008. In this regard, Item 5 of Form 20-F requires a registrant to "Discuss the company's financial condition, changes in financial condition and results of operations for each year and interim period for which financial statements are required, including the causes of material changes from year to year in financial statement line items, to the extent necessary for an understanding of the company's business as a whole."

Safe harbor (Forward Looking Information), page 35

20.   We note the disclosure under this heading and agree to its appropriateness within this filing. However, in as much as you are not entitled to rely upon the safe harbor provisions of the PLSRA, such disclosure should be relocated within this filing to a more appropriate place. Please move the disclosure provided under this subheading to a more appropriate place in this section. See also our comment number 5 above.

Directors, Senior Management and Employees, page 35

21.   Please disclose the name of the senior oil and gas producer with whom Mr. Ufondu is involved.

Major Shareholders and Related Party Transactions, page 38

22.   Please disclose whether these transactions were on terms no less favorable than could have been obtained from unaffiliated third parties.

23.   We note your disclosure under this heading that "As at December 31, 2006, $75,000 was outstanding relating to monies from share subscriptions that were not received by the Corporation." We further note you report a $75,000 balance at December 31, 2006 in the line item titled 'Due from Related Parties." Please tell us whether this transaction represents capital stock issued to officers or other employees as contemplated by SAB Topic 4E wherein the amount recorded as a receivable at December 31, 2006 should be presented in the balance sheet as a deduction from stockholders' equity, or otherwise advise.

Additional Information, page 41

Statements by experts, page 50

24.   Please note Item 10.G of Form 20-F requires an accountant's consent to be filed when an audit report is included in the filing. Instruction 1 to that Item clarifies that a consent need not be filed in annual reports on Form 20-F. However, the consent is required in an Exchange Act registration statement on Form 20-F. The consent should be dated as close as practicable to the effective date of the registration statement on Form 20-F, in the same manner as a 1933 Act registration statement.

Taxation, page 70

25.   Please eliminate all statements that refer to the discussion provided in this section as being a summary or for general information only. In addition, eliminate any statement that U.S. Holders and prospective U.S. Holders should consult their own financial advisor, legal counsel or accountant although you may suggest this course of action.

Quantitative and Qualitative Disclosures About Market Risk, page 76

26.   Please provide the information required by Item 11.B. of Form 20-F.

Financial Statements

General

27.   Please tell us how you have considered the financial accounting and reporting requirements of FAS 7 for development stage enterprises. In this regard, we note your statement on page 10 under Risk Factors that "We have yet to generate any significant revenues from operations and have been focused on organizational, start-up, property acquisition, and fund raising activities." Refer to paragraphs 8 and 9 of FAS 7 for further guidance.

Report of The Independent Registered Public Accounting Firm

28.   We note the second paragraph of the audit opinion references 'the Public Corporation Accounting Oversight Board (United States)' instead of the 'Public Company Accounting Oversight Board (United States).' Please have your auditors modify this statement to comply with paragraph 5 of the PCAOB's Auditing Standard Number 1, as appropriate.

29.   We note your auditors have only opined on your financial statements for the two fiscal years ended December 31, 2006 and 2007. However, we note you include

within your Statements of Loss, Statement of Changes in Stockholders' Equity, and Statement of Cash Flows, the period from inception (February 15, 2005) to December 31, 2005. Based on your inclusion of the financial information for 2005 throughout your filing, please explain why this information has not been audited or otherwise advise.

Balance Sheets, page 3

30.   We note your disclosure on page 14 under Risk Factors and similar disclosure within footnote one on page seven that "The Corporation is in the process of exploring its oil and gas properties and has not yet determined whether these properties contain reserves that are economically recoverable." Based on this disclosure, please explain why you report proven petroleum and natural gas assets totaling $616,403 and $554,675 as of December 31, 2006 and 2007. Refer to the definition of proved oil and gas reserves under Appendix A to Item 4.D of Form 20-F.

Statements of Loss, page 4

31.   We note you have reported 'Gas Revenue' for each of the periods presented. Please tell us how you have complied with the disclosure requirements of Appendix A, items (a) and (b) to Item 4.D of Form 20-F or Guide 2 relating to oil and gas operations.

32.   Please tell us and expand your MD&A and footnote disclosure, as appropriate, to explain the nature of the revenue item titled 'Income' and the expense item titled 'Operational costs.'

Certifications

33.   Please note you are not required to file certifications pursuant to Section 302 of the Sarbanes-Oxley Act for registration statements filed on Form 20-F.

Engineering Comments

General

34.   Please expand your disclosure to include all items from Industry Guide 2 that are relevant to you.

Risk Factors, page 10

We expect losses to continue in the future because we have no oil and gas reserves…, page 14

35.   Please reconcile the claim of no reserves in this risk factor with your disclosure concerning the reserves you indicate are on the Dove Energy Bow Island property on page 24. Clarify your disclosure to state the reserves that are net to your interest.

Estimated Reserves, page 24

36.   There are no SEC definitions for proven, recoverable or potential oil or gas reserves. Please remove these terms from your document. Please include only proved reserves that meet the definition found in Rule 4-10(a) of Regulation S-X.

Financial Statements

37.   If you have proved reserves please include as unaudited supplemental information on oil and natural gas operations a reserve table of year-to-year reserve changes as directed by SFAS 69 paragraph 11. Include the Standardized Measure at year end for each year that you report proved reserves. See paragraph 30 of SFAS 69. Please also disclose the aggregate change in the Standardized Measure for each year you report it. See paragraph 33 of SFAS 69.

38.   Please expand your disclosure to comply with all other requirements of SFAS 69 that are relevant to you.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 or, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer at (202) 551-3703 with any questions on the engineering comments. Please contact Sean Donahue at (202) 551-3579 or, Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Elton F. Norman (301) 588-4887
        Sean Donahue
        Mike Karney
        Jim Murphy
        Jill Davis
        Jennifer O'Brien